DESCRIPTION OF
                             MAP OF DUQUESNE LIGHT'S
                           ELECTRIC SERVICE TERRITORY,
                            MAJOR TRANSMISSION LINES
                           AND INTERCONNECTION POINTS

         The map of Duquesne Light's electric service territory, major transmission lines and interconnection points (the "Map"), which has been omitted, provides a broad illustration of the names and approximate locations of Duquesne Light's major generation, distribution and transmission facilities in Allegheny, Beaver and Westmoreland Counties, Pennsylvania, as well as Duquesne Light's interconnection with the CAPCO territory of northern Ohio.

         The Map depicts each of Duquesne Light's power stations, its transmission substations, its distribution substations, foreign power company substations, customer substations and major interconnection points with industrial companies and other utilities.